Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
The following press release was issued by Validus Holdings, Ltd. on April 6, 2009:
VALIDUS HOLDINGS DELIVERS LETTER TO IPC HOLDINGS

Hamilton, Bermuda — April 6, 2009 — Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today announced that it has sent a letter to the Board of Directors of IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR). Presented below is the full text of the letter sent to the Board of Directors of IPC:
April 6, 2009
The Board of Directors of IPC Holdings, Ltd.
c/o James P. Bryce, President and Chief Executive Officer
American International Bldg.
29 Richmond Road
Pembroke, HM 08
Bermuda
Dear Members of the Board:
The difficulty of being unable to speak directly has lead to an exchange of press releases, which is unfortunate. In this context, we would like to respond to the Max statement issued this morning by describing the analytical framework we believe is appropriate.
In today’s press release, Max modified its description of its calculation of pro forma book value per share. In essence, the Max calculation now describes what an IPC shareholder would receive on a standalone basis from either Validus or Max. We disagree with this basis for valuation. Our approach is focused on a comparison of what an IPC shareholder would own as a result of either transaction.
However, if we were to follow the Max approach, we would note that there are a number of adjustments contemplated in the proposed Max/IPC Amalgamation Agreement, which would reduce the standalone value that Max delivers by $117.4 million. The joint proxy statement/prospectus filed by IPC and Max references, among other adjustments, the need to increase Max’ loss reserves for annuity claims as well as property and casualty claims by $130.0 million. As a result, the Max book value delivered would be reduced by $2.06 per Max share, resulting in a book value delivered of $20.40 per share, on the basis of Max’s calculation of diluted book value.
I would also note that Validus and Max use differing accounting conventions for calculating diluted book value per share. While each is valid, on the basis upon which Validus calculates diluted book value per share, the Max value delivered would be $19.68 after a $1.81 per share reduction in book value.
We have provided the attached schedule of our calculations in an effort to be as transparent as possible in our communication with you.
Sincerely,

/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer
cc: Marty Dolan, J.P. Morgan Securities, Inc.

Adjustments to Max Book Value Upon Combination with IPC

(in millions, except per share values)
Net book value of net assets acquired prior to fair value adjustments (1)	$1,280.3
Preliminary adjustments for fair value
Adjustment to deferred acquisition costs (2)	(51.3)
Adjustment to goodwill and intangible assets (3)	(12.0)
Adjustment to reserve for property and casualty losses and loss adjustment expenses (4)	(60.0)
Adjustment to life and annuity benefits (4)	(70.0)
Adjustment to unearned property and casualty premiums (5)	51.3

Adjustment to senior notes (6)	24.6

Total adjustments	(117.4)

Fair value of net assets acquired	$1,162.9

Total adjustments	$(117.4)
Max diluted shares outstanding (7)	64.9
Adjustment per diluted share	$(1.81)

Source:	Note 1 to unaudited pro forma consolidated financial information of IPC in Form S-4 filed 3/27/2009 (“S-4”). Notes 1-6 are excerpts from the S-4.

(1)	Represents historical net book value of Max.

(2)	Represents adjustment to reduce the deferred acquisition costs of Max to their estimated fair value at December 31, 2008.

(3)	Represents adjustment to reduce goodwill and intangible assets of Max to their estimated fair value at December 31, 2008.

(4)	The fair value of Max’s reserve for property and casualty losses and loss adjustment expenses, life and annuity benefits, and loss and loss adjustment expenses recoverable were estimated based on the present value of the underlying cash flows of the loss reserves and recoverables. In determining the fair value estimate, IPC’s management estimated a risk premium deemed to be reasonable and consistent with expectations in the marketplace given the nature and the related degree of uncertainty of such reserves. Such risk premium exceeded the discount IPC’s management would use to determine the present value of the underlying cash flows.

(5)	Represents the estimated fair value of the profit within Max’s unearned property and casualty premiums. In determining fair value, IPC’s management estimated the combined ratio associated with Max’s net unearned property and casualty premiums.

(6)	Represents adjustment to record Max’s senior notes to their estimated fair value at December 31, 2008.

(7)	Common shares outstanding plus the gross amount of all warrants, options, restricted shares, RSUs, restricted common shares and performance share units outstanding as of the 12/31/2008 balance sheet date (Source: Max 2008 Form 10-K)
Details of Validus Holdings, Ltd. Offer
On March 31, 2009, Validus delivered a binding offer to the Board of Directors of IPC for the amalgamation of Validus and IPC in an exchange of shares whereby each IPC common share would be exchanged for 1.2037 Validus common shares. The offer values IPC shares at $29.98 per share based on Validus’ closing stock price on March 30, 2009, the day prior to the Validus offer, representing an 18.0% premium to IPC’s closing price on March 30, 2009 and a total value of $1.68 billion for IPC’s common equity.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000

or
Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
Cautionary Note Regarding Forward-Looking Statements
This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether IPC will enter into and consummate the proposed amalgamation on the terms set forth in our offer letter; 2) unpredictability and severity of catastrophic events; 3) rating agency actions; 4) adequacy of our risk management and loss limitation methods; 5) cyclicality of demand and pricing in the insurance and reinsurance markets; 6) our limited operating history; 7) our ability to successfully implement our business strategy during “soft” as well as “hard” markets; 8) adequacy of our loss reserves; 9) continued availability of capital and financing; 10) retention of key personnel; 11) competition; 12) potential loss of business from one or more major insurance or reinsurance brokers; 13) our ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 14) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 15) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 16) the effect on our investment portfolio of changing financial market conditions including inflation, interest rates, liquidity and other factors; 17) acts of terrorism or outbreak of war; and 18) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission. Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It:
This material relates to a proposed business combination transaction between Validus and IPC which may become the subject of a registration statement and proxy statement filed by Validus with the Securities and Exchange Commission (“SEC”). This material is not a substitute for the registration statement and proxy statement that Validus would file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus, at Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus’ directors and executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.